UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Directorate Change dated 09 February 2023

Press Release
9 February 2023

Argo Blockchain plc

("Argo" or "the Company")

Change in Executive Management and Board Resignation

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces that Peter Wall is stepping down from his positions as Chief Executive Officer and Interim Chairman to pursue other opportunities. Argo intends to engage an executive search firm to assist with the process of selecting a Chief Executive Officer and will update the market in due course. The Board has appointed Chief Operating Officer Seif El-Bakly, CFA, as Interim CEO, and Mr. Wall has agreed to remain as an advisor to Argo over the next three months to support the transition. Matthew Shaw has been appointed Chairman of the Board.

Matthew Shaw said: "Peter has created a strong foundation for Argo which is a confident organisation full of talented people, aligned behind a clear strategy and focused on delivering profitable growth and market share gains. On behalf of the Board and everyone at Argo, I would like to thank Peter for his many achievements and wish him every future success."

Peter Wall said: "It has been a great privilege to have led Argo Blockchain over the past three years. It has been quite a journey, and we have come a long way. I am pleased to have recently led the successful Galaxy deal, and I thank all my colleagues at Argo for their dedication, support, and enthusiasm in driving Argo forward. Onwards and upwards!"

Board Resignation

Argo also announces that Sarah Gow has resigned from her position as non-executive director on the Board due to health reasons. The Board thanks Mrs Gow for her valuable contributions to Argo since joining the board in July 2021 and wishes her all the best.

Sarah Gow said: "It has been a tremendous privilege to serve on the Board of Argo, and I wish the Company every success for the future."

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 February, 2023	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel